SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 4)*

CollaGenex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock,  par value $0.01 per share

(Title of Class of Securities)

19419B100

(CUSIP Number)

John Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346 016 705

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,220,805 (1,789,072 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,220,805 (1,789,072 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,220,805 (1,789,072 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions) IA, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,220,805 (1,789,072 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,220,805 (1,789,072 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,220,805 (1,789,072 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 4 amends and  supplements the Statement on Schedule 13D (as amended and supplemented, the “Schedule 13D”) filed with the Securities and Exchange Commission on May 21, 1999 by Oaktree Capital Management, LLC (“Oaktree”) and OCM Principal Opportunities Fund, L.P. (the “Principal Opportunities Fund”) relating to the common stock, $0.01 par value per share (the “Common Stock”) and the Series D Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”) of CollaGenex Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

The Executive Officers & Members of Oaktree and Portfolio Managers of the Principal Opportunities Fund listed in Item 2 are hereby amended as follows:

Item 2.	Identity and Background

Executive Officers & Members

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
John Frank	Principal and General Counsel
Kevin Clayton	Principal
John Moon	Principal

Portfolio Managers of the Principal Opportunities Fund

Stephen A. Kaplan
Ronald N. Beck

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated in its entirety as follows:

The Principal Opportunities Fund holds 177,000 shares of the Issuer’s Series D Preferred Stock and 431,733 shares of the Issuer’s Common Stock as of the date hereof.  The Principal Opportunities Fund, the Issuer and certain other persons entered into a certain Stock Purchase Agreement dated March 19, 1999 (the “Purchase Agreement”), pursuant to which the Principal Opportunities Fund agreed to purchase from the Issuer and the Issuer agreed to sell to the Principal Opportunities Fund 177,000 shares of Series D Preferred Stock, subject to the terms and conditions set forth in the Purchase Agreement (the “Purchase Transaction”).  The Principal Opportunities Fund used $17,700,000 of funds obtained from its working capital for the acquisition of such shares of Series D Preferred Stock (the “Purchase Price”).

The Principal Opportunities Fund has the right, at its option, at any time and from time to time, to convert, in whole or in part, the shares of Series D Preferred Stock into 1,789,072 registered, fully paid and nonassessable shares of Common Stock.  The number of shares issuable upon conversion of the Series D Preferred Stock reported herein has increased from 1,609,090 shares of Common Stock previously reported on this Schedule 13D due to issuances of Common Stock by the Company since March, 2001 which had the effect of reducing the conversion price of the Series D Preferred Stock pursuant to the terms of the Certificate of Designation, Preferences and Rights of Series D Cumulative Convertible Preferred Stock of the Issuer (the “Certificate of Designation”).

Pursuant to the Certificate of Designation, the holders of Series D Preferred Stock are entitled to receive when, as and if declared by the Board of Directors of the Issuer, dividends on each share of Series D Preferred Stock.  Pursuant to the Certificate of Designation, the Principal Opportunities Fund has received seven dividend payments of Common Stock totaling 638,733 shares, and has sold an aggregate of 207,000 of these shares, all of which sales have been previously reported.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Principal Opportunities Fund owns and has sole power to vote and dispose of 177,000 shares of Series D Preferred Stock, which shares are convertible into 1,789,072 shares of the Issuer’s Common Stock (approximately 15.7% of the outstanding shares of Common Stock).  The Principal Opportunities Fund owns and has the sole power to vote and dispose of 431,733 shares of Common Stock (approximately 3.8% the outstanding shares of Common Stock).

Oaktree, in its capacity as the general partner of the Principal Opportunities Fund, may be deemed to beneficially own the 177,000 shares of Series D Preferred Stock and 431,733 shares of Common Stock owned by the Principal Opportunities Fund.  Oaktree and each of the individuals listed in Item 2 disclaim ownership of the shares of the Issuer’s Common Stock and Series D Preferred Stock held by the Principal Opportunities Fund and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Schedule 13D.

Stephen A. Kaplan, a principal of Oaktree and a portfolio manager of the Principal Opportunities Fund, individually owns and has the sole power to vote and dispose of approximately Three Thousand (3,000) shares of Common Stock of the Issuer (approximately 0.03% of the outstanding shares of Common Stock).  Mr. Kaplan acquired these securities in transactions prior to and unrelated to the Purchase Agreement.  The securities owned by Mr. Kaplan in his capacity as an individual are not covered by this Schedule 13D

(b) Oaktree has discretionary authority and control over all of the assets of the Principal Opportunities Fund pursuant to its status as general partner, including power to vote and dispose of the Issuer’s Series D Preferred Stock or the Issuer’s Common Stock.  Therefore, as of the date hereof, Oaktree has the power to vote and dispose of 177,000 shares of the Series D Preferred Stock and 431,733 shares of Common Stock.  Alternatively, upon the conversion of the shares of Series D Preferred Stock into shares of Common Stock, Oaktree will have the power to vote and dispose of 2,220,805 shares of Common Stock.

(c) Immediately below is a description of the dividend payments made under the Certificate of Designation since May 21, 1999.

Date	Shares
June 30, 1999	18,859
December 31, 1999	34,680
June 30, 2000	81,925
December 31, 2000	229,622
June 30, 2001	104,764
December 31, 2001	91,327
June 30, 2002	77,556
TOTAL	638,733

The Principal Opportunities Fund has not purchased or sold any shares of Common Stock in the last 60 days.

(d) Except as disclosed in this Schedule 13D, to the knowledge of Oaktree and the Principal Opportunities Fund, none of the persons named in Item 2 beneficially owns any shares of the Issuer’s Common Stock, nor have any transactions in Issuer’s Common Stock been effected by any of the persons named in Item 2 during the past 60 days.  In addition, no other person is known by Oaktree and Principal Opportunities Fund to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2002.
Date

OAKTREE CAPITAL MANAGEMENT, LLC

Signature
John Frank Principal and General Counsel
Name/Title

Signature
Jordon Kruse Vice President
Name/Title

OCM PRINCIPAL OPPORTUNITIES FUND, L.P. Oaktree Capital Management, LLC, its general partner

Signature
John Frank Principal and General Counsel
Name/Title

Signature
Jordon Kruse Vice President
Name/Title